Citigroup Inc.	Pricing Sheet No. 2013-CMTNH0131 dated July 3, 2013 relating to Preliminary Pricing Supplement No. 2013-CMTNH0131 dated July 3, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433
Fixed to Floating Rate Notes due 2028
Leveraged Callable CMS Curve Linked Notes
The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Inc. As further described below, the notes will bear interest (i) in Year 1: at a rate of 10.00% per annum and (ii) in Years 2 to maturity: subject to our redemption right, at a variable rate per annum equal to 4 times the CMS reference index, subject to a maximum interest rate of 10.00% per annum for any quarterly interest payment period and a minimum interest rate of 0.00% per annum.  The CMS reference index will be equal to the 30-year Constant Maturity Swap Rate (“CMS30”) minus the 5-year Constant Maturity Swap Rate (“CMS5”), as determined on the second business day prior to the beginning of the relevant quarterly interest payment period.  The notes provide the opportunity to receive an above-market interest rate in Year 1; however, for each quarterly interest payment period in Years 2 to maturity, the interest payments on the notes, if any, will vary.  In particular, beginning on July 9, 2014, if the CMS reference index on any CMS reference determination date is less than or equal to 0% (i.e., if CMS30 is less than or equal to CMS5), you will not earn any interest during the related quarterly interest payment period.  We may call the notes in whole and not in part on any interest payment date beginning on July 9, 2015.
All payments due on the notes are subject to the credit risk of Citigroup Inc.  If we default on our obligations, you may not receive any payments owed to you under the notes.
PRICING TERMS—JULY 3, 2013
Issuer:	Citigroup Inc.
Aggregate principal amount:	$6,250,000
Stated principal amount:	$1,000 per note
Pricing date:	July 3, 2013
Issue date:	July 9, 2013 (three business days after the pricing date)
Maturity date:	July 9, 2028
Payment at maturity:	Unless earlier redeemed by us, at maturity you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Interest:
From and including the issue date to but excluding July 9, 2014:
10.00% per annum
Unless earlier redeemed by us, from and including July 9, 2014 to but excluding the maturity date (the “floating interest rate period”):
For each quarterly interest payment period, a variable rate per annum equal to the leverage factor times the CMS reference index; subject to the minimum interest rate and the maximum interest rate

The CMS reference index applicable to a quarterly interest payment period during the floating rate interest period will be determined on the related CMS reference determination date.

Beginning on July 9, 2014, it is possible that you could receive little or no interest on the notes.  In particular, if the CMS reference index on any CMS reference determination date is less than or equal to 0%, you will not earn any interest during the related quarterly interest payment period.

Leverage factor:	4
Quarterly interest payment period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first quarterly interest payment period) to but excluding the next interest payment date
Interest payment dates:	The 9th day of each January, April, July and October, beginning on October 9, 2013 and ending on the maturity date or the date when the notes are called
CMS reference determination dates:	Two (2) business days prior to the beginning of each quarterly interest payment period during the floating rate interest period
Maximum interest rate:	10.00% per annum for any quarterly interest payment period during the floating interest rate period
Minimum interest rate:	0.00% per annum
CMS reference index:	30-year Constant Maturity Swap Rate (“CMS30”) minus 5-year Constant Maturity Swap Rate (“CMS5”). See “Description of the Notes—Determination of CMS30 and CMS5” below.
Redemption:
We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on July 9, 2015, upon not less than five business days’ notice.  Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

CUSIP / ISIN:	1730T0UG2 / US1730T0UG20
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to Issuer(2)
Per note	$1,000	$35	$965
Total	$6,250,000	$218,750	$6,031,250
(1) On the pricing date, the estimated value of the notes is $936 per note. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $35 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession paid to selected dealers. The per note proceeds to Citigroup Inc. above represents the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee. The total underwriting fee and total proceeds to issuer shown above give effect to the actual amount of this variable underwriting fee. Certain selected dealers affiliated with CGMI, including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive from CGMI a fixed selling concession of $35 for each note they sell.  CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $35 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the related preliminary pricing supplement for more information.

You should read this document together with the related preliminary pricing supplement and the accompanying prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated July 3, 2013
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-877-858-5407.